PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 07-135 January 10, 2007

PLATINUM GROUP METALS HOSTS WEBCAST FOR
WBJV PLATINUM PROJECT PRE-FEASIBILITY STUDY

(Vancouver) Platinum Group Metals Ltd. (PTM-TSX; PTMQF-OTCBB) will conduct a teleconference in conjunction with today's release. The teleconference begins at 10:00 a.m (Eastern Time) on Thursday, January 11th, 2007.  Members of the news media, investors and the general public are invited to access a live webcast of the conference call via the PTM website at www.platinumgroupmetals.net or at: . http://www.vcall.com/IC/CEPage.asp?ID=113004.  The webcast will remain on the PTM website.

A replay of the conference call will be available after the live call via toll-free access at 1-888-509-0081 (Passcode: 638519).  It will expire on January 18, 2006.

Platinum Group Metals Ltd (www.platinumgroupmetals.net)
PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team who provide successful track records of more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, PTM is focused on the development of platinum operations in both countries. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa including a joint venture with Anglo Platinum Limited on the Western Limb of the Bushveld Complex. PTM has earned a 37% interest in the Western Bushveld Joint Venture. Further areas are under drilling investigation.

On behalf of the Board of
Platinum Group Metals Ltd.
"R. Michael Jones"
President and Director

For further information contact:

R. Michael Jones, President
John Foulkes, Manager Corporate Development

Erin Airton, Manager Communications
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

or

Larry Roth
Roth Investor Relations, NJ
Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.